Exhibit 99.1

 Condensed consolidated interim financial statements of

New Gold Inc.

At and for the three months ended March 31, 2011
(unaudited)

Table of contents

Condensed consolidated income statements	1

Condensed consolidated statements of comprehensive income	2

Condensed consolidated statements of financial position	3

Condensed consolidated statements of changes in equity	4

Condensed consolidated statements of cash flows	5

Notes to the condensed consolidated interim financial statements	6-65

New Gold Inc.
Condensed consolidated income statements
Three month periods ended March 31
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	2011	2010
	$	$
		Note 25

Revenues	171,213	101,620
Operating expenses	(70,716)	(51,886)
Depreciation and depletion	(20,027)	(12,963)
Earnings from mine operations	80,470	36,771

Corporate administration expenses	(6,181)	(5,645)
Share-based payment expenses	(2,856)	(1,940)
Exploration expenses	(2,126)	(1,794)

Income from operations	69,307	27,392
Finance income (Note 4)	1,046	256
Finance costs (Note 4)	(1,137)	(558)
Other gains and losses (Note 4)	(24,398)	(4,612)

Earnings before taxes	44,818	22,478
Income tax expense (Note 13)	(20,099)	(9,436)

Net earnings from continuing operations	24,719	13,042
Earnings from discontinued operations (Note 8)	-	305
Net earnings	24,719	13,347

Earnings per share from continuing operations
Basic	0.06	0.03
Diluted	0.06	0.03

Earnings per share from discontinued operations
Basic	-	-
Diluted	-	-

Earnings per share from continuing and discontinued operations
Basic	0.06	0.03
Diluted	0.06	0.03

Weighted average number of shares outstanding
(in thousands)
Basic	399,336	388,956
Diluted	405,523	398,190

See accompanying notes to the condensed consolidated financial statements.

New Gold Inc.
Condensed consolidated statements of comprehensive income
Three month periods ended March 31
(Expressed in thousands of U.S. dollars)
(Unaudited)
	2011	2010
	$	$
		Note 25

Net earnings	24,719	13,347

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts (Note 11)	(1,866)	(6,029)
Realized losses on mark-to-market of gold contracts (Note 11)	7,610	2,869
Unrealized gains on mark-to-market of fuel contracts (Note 11)	-	85
Cumulative translation adjustment	7,907	7,584
Deferred income tax related to components of other
comprehensive income	(2,269)	1,824
Total other comprehensive income	11,382	6,333
Total comprehensive income	36,101	19,680

See accompanying notes to the condensed consolidated financial statements.

New Gold Inc.
Condensed consolidated statements of financial position
(Expressed in thousands of U.S. dollars)
(Unaudited)
	March 31	December 31	January 1
	2011	2010	2010
	$	$	$
Assets		Note 25	Note 25
Current assets
Cash and cash equivalents (Note 2(c))	520,169	490,754	271,526
Trade and other receivables (Note 2(p))	29,542	11,929	10,345
Inventories (Note 6)	107,902	103,055	86,299
Current portion of derivative assets (Note 11)	-	-	706
Prepaid expenses and other	5,467	7,325	6,933
Current assets of operations held for sale (Note 8)	-	-	10,298
Total current assets	663,080	613,063	386,107

Investments (Note 7)	-	7,533	45,890
Mining interests (Note 9)	1,830,427	1,767,240	1,664,563
Deferred tax assets (Note 13)	10,211	10,058	11,098
Reclamation deposits and other (Note 14)	24,553	31,295	17,646
Assets of operations held for sale (Note 8)	-	-	78,989
Total assets	2,528,271	2,429,189	2,204,293

Liabilities
Current liabilities
Trade and other payables (Note 5)	76,975	69,245	37,999
Current portion of long-term debt (Note 10)	-	-	12,088
Current portion of derivative liabilities (Note 11)	40,718	40,072	19,206
Current tax liabilities	38,203	31,392	13,711
Current liabilities of operations held for sale (Note 8)	-	-	10,414
Total current liabilities	155,896	140,709	93,418

Reclamation and closure cost obligations (Note 14)	35,571	34,173	24,764
Provisions (Note 23)	12,569	9,227	4,541
Non-current portion of derivative liabilities (Note 11)	106,736	113,303	76,780
Non-hedged derivative liabilities (Note 11)	183,367	155,365	37,542
Deferred tax liabilities	178,034	179,180	245,969
Long-term debt (Note 10)	239,550	229,884	225,456
Deferred benefit (Note 9 (a))	46,276	46,276	-
Other	661	577	814
Liabilities of operations held for sale (Note 8)	-	-	19,890
Total liabilities	958,660	908,694	729,174

Equity
Common shares (Note 12)	1,862,196	1,845,886	1,810,039
Contributed surplus	77,881	81,176	82,984
Share purchase warrants (Note 12)	-	-	11,850
Other reserves	(40,531)	(51,913)	(27,639)
Deficit	(329,935)	(354,654)	(402,115)
	(370,466)	(406,567)	(429,754)
Total equity	1,569,611	1,520,495	1,475,119
Total liabilities and equity	2,528,271	2,429,189	2,204,293

Commitments and contingencies (Note 22)
Subsequent events (Note 24)

Approved and authorized by the Board on May 4, 2011

Robert Gallagher'
Robert Gallagher, Director

James Estey'
James Estey, Director

See accompanying notes to the condensed consolidated financial statements.

New Gold Inc.
Condensed consolidated statements of changes in equity
Three month periods ended March 31
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)

	2011	2010
	$	$
		Note 25
Common shares
Balance, beginning of period	1,845,886	1,810,039
Exercise of options	16,310	1,760
Balance, end of period	1,862,196	1,811,799

Contributed surplus
Balance, beginning of period	81,176	82,984
Exercise of options	(5,070)	(995)
Share-based payments	1,775	1,898
Balance, end of period	77,881	83,887

Share purchase warrants
Balance, beginning of period	-	11,850
Exercise of warrants	-	-
Balance, end of period	-	11,850

Cumulative translation adjustment*
Balance, beginning of period	14,334	-
Currency translation differences	7,907	7,584
Balance, end of period	22,241	7,584

Unrealized gains/losses on cash flow hedges*
Balance, beginning of period	(66,247)	(27,639)
Ineffective portion of changes in fair value of cash flow hedges, net of tax
Net change in fair value of hedging instruments	3,475	(1,251)
Balance, end of period	(62,772)	(28,890)

Deficit
Balance, beginning of period	(354,654)	(402,115)
Net earnings	24,719	13,347
Balance, end of period	(329,935)	(388,768)

Total equity	1,569,611	1,497,462

See accompanying notes to the condensed consolidated financial statements.

* Other reserves

New Gold Inc.
Condensed consolidated statements of cash flows
Three month periods ended March 31
(Expressed in thousands of U.S. dollars)
(Unaudited)
	2011	2010
	$	$
		Note 25
Operating activities
Net earnings	24,719	13,347
Earnings from discontinued operations	-	(305)
Adjustments for:
Unrealized gain on gold contracts	(2,002)	(2,076)
Unrealized loss on fuel contracts	-	65
Unrealized foreign exchange gain	(3,115)	(1,369)
Unrealized and realized gain on of investments	(1,349)	(3,944)
Unrealized loss on non-hedge derivatives	24,355	10,109
Loss on disposal of assets	108	398
Depreciation and depletion	19,637	13,070
Share-based payments	1,775	1,898
Unrealized loss (gain) on embedded derivative contract	2,454	(1,907)
Unrealized loss (gain) on hedging items entered into for cash flow hedges	1,827	-
Income tax expense	20,099	9,436
Income tax paid	(11,236)	(9,120)
Finance income	(1,046)	(256)
Interest received	1,046	232
Finance costs	1,137	558
Interest paid	(265)	(206)
Change in non-cash working capital (Note 15)	(27,601)	(6,950)
Cash provided by continuing operations	50,543	22,980
Cash used in discontinued operations	-	(1,696)

Investing activities
Mining interests	(57,182)	(22,002)
Recovery (contribution) of reclamation deposits	8,147	(41)
Proceeds from disposal of assets	132	29
Cash received in El Morro transaction, net of transaction costs	-	46,276
Investment in El Morro	-	(463,000)
Proceeds from sale of investments	8,927	48,112
Cash used in continuing operations	(39,976)	(390,626)
Cash used in discontinued operations	-	(219)

Financing activities
Exercise of options to purchase common stock	11,240	765
El Morro loan	-	463,000
Revolving credit facility costs	(431)	-
Repayment of long-term debt	-	(27,235)
Cash provided by continuing operations	10,809	436,530
Cash provided by (used in) discontinued operations	-	-

Effect of exchange rate changes on cash and cash equivalents	8,039	5,295

Increase in cash and cash equivalents	29,415	72,264
Cash and cash equivalents, beginning of period	490,754	272,352
Cash and cash equivalents, end of period	520,169	344,616

Comprised of
Cash and cash equivalents of continuing operations	520,169	343,715
Cash and cash equivalents of discontinued operations	-	901
	520,169	344,616

Cash and cash equivalents are comprised of
Cash	256,343	113,202
Short-term money market instruments	263,826	231,414
	520,169	344,616

Supplemental cash flow information (Note 15)

See accompanying notes to the condensed consolidated financial statements.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.	Description of business and nature of operations

New Gold Inc. and its wholly owned subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  New Gold Inc.’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mines in Australia.  Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.

New Gold Inc. is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange, and the NYSE AMEX under the symbol NGD.

The Company’s registered office is located at 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

2.	Summary of significant accounting policies

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ended December 31, 2011. The disclosures related to the transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to International Financial Reporting Standards (“IFRS”) are included in Note 25.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the revaluation of the certain financial instruments. The principal accounting policies are set out below.

(a)          Basis of presentation and principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and all of its subsidiaries. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the other members of the Group.

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements. Associates are those entities in which the Company has significant influence over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method.

The principal subsidiaries and associates of the Company as of March 31, 2011 are as follows:

		Country of	Interest	Interest	Interest
	Principal	incorporation	March 31	December 31	January 1
Name of subsidiary/associate	Activity	and operation	2011	2010	2010
Metallica Resources Inc.	Holding company	Canada	100%	100%	100%
Minera Metallica Resources Chile Limitada	Mining	Chile	100%	100%	100%
Minera San Xavier, S.A. de C.V.	Mining	Mexico	100%	100%	100%
Peak Gold Mines Pty Ltd	Mining	Australia	100%	100%	100%
Inversiones El Morro Limitada	Holding company	Chile	100%	100%	100%
Sociedad Contractual Minera El Morro	Mining	Chile	30%	30%	30%
Western Goldfields Inc.	Holding company	Canada	100%	100%	100%
Western Goldfields (USA) Inc.	Holding company	USA	100%	100%	100%
Western Mesquite Mines, Inc.	Mining	USA	100%	100%	100%

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(b)          Use of estimates

The preparation of interim consolidated financial statements in conformity with International Financial Reporting Standards requires the Company’s management to make judgments, estimates and assumptions about future events that affect the amounts reported in the condensed consolidated interim financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

Significant estimates used in the preparation of these condensed consolidated interim financial statements include, but are not limited to, the recoverability of trade receivables and investments, measurement of revenue and trade receivables, the quantities of material on leach pads and in circuit and the recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the assumptions used in the accounting for share-based payments, valuation of warrants, valuation of embedded derivatives, valuation of derivative instruments, valuation of investments, the provision for income and mining taxes and composition of deferred income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of decommissioning cost obligations, and the fair value of assets and liabilities acquired in business combinations.

Significant critical judgments, estimates and assumptions include the following:

Estimated recoverable reserves and resources

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.
Reclamation and closure cost obligations

Reclamation and closure costs obligations are based on management’s best estimates of the present value of the future costs using information available at the date of the statement of financial position. Changes in factors used in determining these estimates such as cost estimates, technological or regulatory changes, or changes in inflation or discount rates will result in the future actual expenditures differing from the amounts currently provided.
Impairment testing

Significant judgments and assumptions are required in performing impairment testing of non-current assets. Fair value for mineral assets is determined as the present value of estimated future cash flows arising from continued use of the asset. The Company estimates future cash flows based on expected future production, long-term commodity prices, operating costs and capital costs. Estimates also include costs of future expansion plans and eventual disposal. The discount rates used are management’s best estimates of the real after-tax rates that would be used by market participants for properties or projects of a similar nature. Changes in these assumptions may alter the results of impairment testing, impairment losses in the income statement and the resulting carrying value of mining assets.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(b)          Use of estimates (continued)

Fair value hierarchy

Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the date of the statement of financial position.

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect reported fair value of financial instruments.

(c)          Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and U.S. government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

(d)          Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leachpads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold  and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).  Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The recovery of gold and silver from the leach pad is not known until the leaching process has concluded.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(d)         Inventories (continued)

In-process inventory represents materials that are currently in the process of being converted into finished goods.  The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

(e)         Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition.  The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine.  The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.  Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are expensed.  Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in income from operations.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(e)         Mining interests (continued)

Mining assets are depreciated using a unit-of-production method based on the estimated economically recoverable reserves to which they relate.

Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Average Life

Building	15 - 50
Plant and machinery	3 – 20
Vehicles	5 - 7
Office equipment	5 – 10
Computer equipment	3 - 5

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGUs”), with each operating mine and development project representing a separate CGU.  If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased.  If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

(f)           Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment.  These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for theestimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(g)          Income taxes

The Company uses the liability method of accounting for income taxes.  Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.  Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the deferred tax liabilities for the tax effect of such differences.

Current tax for each taxable entity is based on the local taxable income at the local statutory rate enacted or substantively enacted at the statement of financial position date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a deferred tax asset (a valuation allowance) is recorded against any deferred tax asset if it is not probable to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(h)          Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and it is capable of being measured reliably.  Liabilities recognized in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to the reporting date.

(i)           Foreign currency translation

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the parent entity and the presentation currency of the consolidated financial statements is the U.S. Dollar. The Company’s Mexican, Australian, and U.S. operations also have the U.S. Dollar as their functional currency. The functional currency of the Canadian development project (New Afton) is the Canadian dollar.
In preparing the functional currency financial statements of the individual entities, transaction amounts denominated in foreign currencies (currencies other than the functional currency of the respective entity) are translated into the entity’s functional currency using exchange rates prevailing at the transaction dates.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(i)           Foreign currency translation (continued)

The method of translation of an entity’s financial statements to the Company’s U.S. dollar presentation currency is dependent upon the functional currency of the entity being translated. For the operations with the U.S. Dollar as their functional currency, monetary assets and liabilities are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the exchange rates at the dates of the transactions or using a rate that approximates the exchange rates at the dates of the transactions. Foreign currency transaction gains and losses are included in the determination of profit or loss. In addition, unrealized gains and losses to movement in exchange rates on cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

For the entity with Canadian dollar as its functional currency, carrying values of foreign currency assets and liabilities are translated at each statement of financial position date using the closing exchange rate on that date. Revenues and expenses are translated at exchange rates at the dates of the transactions or using a rate that approximates the exchange rates at the dates of the transactions. Gains and losses arising from translation of foreign currency assets and liabilities at each reporting period are included in the cumulative translation adjustment account in other comprehensive income.

(j)           Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(k)           Revenue recognition

Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership;
•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the entity; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably
Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue for sales of metal concentrate.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(l)           Long-term incentive plans

As part of its long-term incentive plans, the Company has established an employee stock option plan.  The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

The Company has also established a share unit award plan that results in future cash payments to the holder of share unit awards as a long-term incentive plan.  As the Company is required to settle this award in cash based on the market price of the Company’s common shares, the Company recognizes a provision based on the vesting of the awards.  The provision is recorded at fair value and changes in the fair value of the award are included in compensation expense.

(m)           Non-derivative financial assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following four categories:  held-to-maturity, available-for-sale (“AFS”), loans and receivables, or fair value through profit or loss (”FVTPL”).  Financial assets held to maturity and loans and receivables are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized on the income statement.

The fair value of financial instruments traded in active markets (such as fair value through profit or loss and available-for-sale securities) is based on quoted market prices at the date of the statement of financial position.  The quoted market price used for financial assets held by the Company is the current bid price.

The Company has designated its short-term investments and its asset backed notes (“AB Notes”) as FVTPL.  Cash and cash equivalents, trade receivables and reclamation deposits are classified as loans and receivables.

Transaction costs related to financial assets classified as FVTPL are recognized immediately into income. For financial instruments assets classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

(n)           Non-derivative financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized on the income statement. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.
 Trade and other payables, short-term borrowings and long-term debt are classified as other financial liabilities.  Accrued liabilities related to the share unit award plan have been classified as FVTPL.

Compound financial instruments comprise convertible debentures that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(n)           Non-derivative financial liabilities (continued)

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and measured at fair value on initial recognition, and subsequently re-measured at fair value through profit and loss at the end of each period. The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Transaction costs related to financial liabilities classified as FVTPL are recognized immediately into income. For financial liabilities classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

(o)           Derivative instruments, including hedge accounting

Financial and derivative instruments, including embedded derivatives, are recorded at fair values on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The Company has entered into arrangements for the sale of gold.  The Company has designated this derivative as a cash flow hedge. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and risk management objective and strategy for understanding the hedge. In addition, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective.

Gains and losses for the effective portion of the hedging instruments are included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments are included in profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged items is recognized in profit or loss in the same line of the income statement.

The Company’s share purchase warrants with Canadian dollar exercise prices are derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period.

As described in Note 10 (a), the Company has Senior Secured Notes outstanding that contain an embedded derivative.

(p)           Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are written off as they are determined to be uncollectible.  No receivables were written off during the three months ended March 31, 2011 or the year ended December 31, 2010.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(q)           Reclamation deposits

The Company maintains cash deposits that are restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Company haspurchased for the Mesquite Mine.  For the New Afton Development, a letter of credit related to the mines reclamation obligation to the British Columbia Government in Canada was issued in February 2011, releasing the $8.0 million cash on deposit with a major Canadian bank to the Company. Reclamation deposits are designated as FVTPL, are recorded at fair value, and are classified as a non-current asset.

(r)           Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

3.	Future changes in accounting policies

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company has not early adopted IFRS 9 and is currently evaluating the impact on its financial statements.

4.	Expenses

(a)           Finance costs and income

	Three months ended March 31
	2011	2010
	$	$
Finance costs:
Interest on convertible debentures	978	938
Interest on senior notes	5,005	4,527
Other interest	732	232
Unwinding of the discount on decommissioning obligations	405	326
Finance costs	7,120	6,023
Less: amounts included in cost of qualifying assets	(5,983)	(5,465)
Finance costs	1,137	558

Finance income:
Interest income	1,046	256

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.	Expenses (continued)

(b)           Other gains and losses

	Three months ended March 31
	2011	2010
	$	$
Fair value change of embedded derivative in senior notes	(2,454)	1,907
Gains (loss) on FVTPL financial assets	1,349	3,944
Ineffectiveness on hedging instruments	(1,827)	-
Fair value change of non-hedged derivatives	(24,355)	(10,109)
Gain (loss) on foreign exchange	3,115	1,368
Other	(226)	(1,722)
Total other gains (losses)	(24,398)	(4,612)

5.	Trade and other payables

	March 31	December 31	January 1
	2011	2010	2010
	$	$	$

Trade payables	20,754	31,963	13,452
Payables to related parties	1,718	2,119	1,300
Accruals	53,189	33,848	22,633
Current portion of decommissioning obligations	1,314	1,315	614
Total trade payables and other	76,975	69,245	37,999

6.	Inventories

	March 31	December 31	January 1
	2011	2010	2010
	$	$	$

Heap leach ore	61,977	61,738	58,169
Work-in-process	23,977	21,623	13,907
Finished goods	6,833	5,506	4,819
Stockpiled ore	79	79	55
Supplies	15,036	14,109	9,349
	107,902	103,055	86,299

The amount of inventories recognized in operating expenses for the three months ended March 31, 2011 is $63.4 million (2010 - $48.5 million).  There were no write-downs or reversals of write-downs during the period. The inventory is expected to be used within one year.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.	Investments

	Asset	Available for
	Backed	Sale
	Notes	Securities
		$

Balance, January 1, 2010	45,890	-
Exchange differences	48	-
Additions	-	18,600
Disposals	(45,184)	(58,300)
Changes in fair value	6,779	39,700
Balance, December 31, 2010	7,533	-
Exchange differences	45	-
Additions	-	-
Disposals	(8,927)	-
Changes in fair value	1,349	-
Balance, March 31, 2011	-	-

(a)           Asset Backed Notes

At December 31st 2010 the Company owned $21 million (Cdn$20.9 million) of face value long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company designated the investments as held-for-trading financial instruments.

In February 2011, the Company disposed of its remaining $21 million face value AB Notes, which had a fair value of $7.5 million at December 31, 2010, for proceeds of $8.9 million. At March 31st 2011 the Company no longer has a position in AB Notes.

The table below summarizes the Company’s valuations at March 31, 2011 and December 31, 2010 and January 1, 2010.

	March 31		December 31		January 1
	2011		2010		2010
		Fair		Fair		Fair
	Face	value	Face	value	Face	value	Expected
Restructuring categories	value	estimate	value	estimate	value	estimate	maturity date
	$	$	$	$	$	$
	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	-	-	-	-	66.7	39.3
A2 (rated A)	-	-	-	-	12.7	5.9
B	-	-	5.8	2.4	5.5	0.5	December 31, 2016
C	-	-	4.3	0.4	4.1	-	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	-	-	0.1	0.1	0.1	0.1	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13/15	-	-	10.8	4.6	10.3	0.1	December 20, 2012 to October 24, 2016
	-	-	21.0	7.5	99.4	45.9

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.	Investments (continued)

(b)           Available for Sale Securities

The Company acquired 115 million shares of Beadell Resources Limited (“Beadell”) as partial consideration for the sale of our interest in Amapari on April 13, 2010 (Note 8). Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil. Beadell’s shares are publicly traded on the Australian Stock Exchange. The Company held approximately 18.5% of Beadell’s outstanding shares as a result of the
Amapari disposition. As a condition of closing, the Company was restricted from trading the shares for a period of one year due to a voluntary escrow arrangement. The Company designated its investment in Beadell as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income.

The fair value of the Beadell shares received on the transaction date of April 13, 2010 was $18.6 million. The shares were valued using the Beadell ask price on April 13, 2010, with subsequent revaluations based on the bid price. On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent to release the shares from the escrow arrangement, for total net proceeds of $58.4 million resulting in a gain on sale of $39.7 million which was included in earnings for the year ended December 31, 2010.

8.	Operations held for sale

On January 2, 2009, the Company placed the Amapari Mine on care and maintenance. Mining at the Amapari Mine was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended.  On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which held the Amapari Mine and other related assets, to Beadell. The transaction closed on April 13, 2010. Proceeds to the Company were $37.0 million in cash and 115 million Beadell shares valued at $18.6 million.  The Company subsequently sold the 115 million shares of Beadell, as described in Note 7.

Assets and liabilities pertaining to the Amapari Mine are as follows:

	March 31	December 31	January 1
	2011	2010	2010
	$	$	$
	-	-
Current assets	-	-	10,298
Non-current assets	-	-	78,989
Current liabilities	-	-	(10,414)
Long-term liabilities	-	-	(19,890)
	-	-	58,983

The Amapari Mine was classified as an asset held for sale on the consolidated statements of financial position.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.	Operations held for sale (continued)

The consolidated income statement has separately presented the net earnings from discontinued operations for the three months ended March 31, 2011 and 2010.  Revenues, earnings before taxes and net earnings are as follows:

	2011	2010
	$	$
	-
Revenue	-	2,746
Earnings before taxes	-	305
Net earnings	-	305

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.	Mining interests

	Mining Properties
	Depletable	Non depletable	Plant and equipment	Construction in Progress	Exploration and evaluation	Total
	$	$	$	$		$
Cost
As at January 1, 2010	528,155	865,448	369,980	19	25,388	1,788,990
Additions	13,665	93,959	75,219	1,787	-	184,630
Disposals	-	-	(5,362)	-	-	(5,362)
Impairment	-	-	-	-	(15,728)	(15,728)
Transfers	16,250	(16,250)	-	-	-	-
Foreign exchange translation	-	20,965	4,622	-	-	25,587
As at December 31, 2010	558,070	964,122	444,459	1,806	9,660	1,978,117
Additions	4,510	34,682	28,569	4,051	-	71,812
Disposals	-	-	(490)	-	-	(490)
Foreign exchange translation	-	10,173	3,038	-	-	13,211
As at March 31, 2011	562,580	1,008,977	475,576	5,857	9,660	2,062,650

Accumulated depreciation
As at January 1, 2010	54,744	-	69,683	-	-	124,427
Depreciation for the period	58,732	-	31,149	-	-	89,881
Disposals	-	-	(3,431)	-	-	(3,431)
Impairment	-	-		-	-	-
Foreign exchange translation	-	-		-	-	-
As at December 31, 2010	113,476	-	97,401	-	-	210,877
Depreciation for the period	15,401	-	5,932	-	-	21,333
Disposals	-	-	(382)	-	-	(382)
Foreign exchange translation	-	-	395	-	-	395
As at March 31, 2011	128,877	-	103,346	-	-	232,223

Net book value
As at January 1, 2010	473,411	865,448	300,297	19	25,388	1,664,563
As at December 31, 2010	444,594	964,122	347,058	1,806	9,660	1,767,240
As at March 31, 2011	433,703	1,008,977	372,230	5,857	9,660	1,830,427

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.	Mining interests (continued)

The Company capitalized $6.0 million of interest for the three months ended March 31, 2011 (2010 - $5.5 million) related to the New Afton project.

A summary of net book value by property is as follows:

		Mining properties
		Non-		Plant and	March 31
	Depletable	depletable	Total	equipment	2011
	$	$	$	$	$

Mesquite Mine	164,031	49,783	213,814	100,086	313,900
Cerro San Pedro Mine	193,810	85,419	279,229	72,755	351,984
Peak Mine	75,862	46,671	122,533	70,033	192,566
New Afton Project	-	460,399	460,399	128,088	588,487
El Morro Project (a)	-	372,562	372,562	-	372,562
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,268	1,268
	433,703	1,024,494	1,458,197	372,230	1,830,427

		Mining properties
		Non-		Plant and	December 31
	Depletable	depletable	Total	equipment	2010
	$	$	$	$	$

Mesquite Mine	168,068	46,485	214,553	98,826	313,379
Cerro San Pedro Mine	204,144	82,927	287,071	73,203	360,274
Peak Mine	72,382	46,671	119,053	68,934	187,987
New Afton Project	-	420,912	420,912	104,934	525,846
El Morro Project (a)	-	368,933	368,933	-	368,933
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,161	1,161
	444,594	975,588	1,420,182	347,058	1,767,240

		Mining properties
		Non-		Plant and	January 1
	Depletable	depletable	Total	equipment	2010
	$	$	$	$	$

Mesquite Mine	182,231	44,566	226,797	97,235	324,032
Cerro San Pedro Mine	233,696	84,779	318,475	66,208	384,683
Peak Mine	57,484	61,506	118,990	57,251	176,241
New Afton Project	-	310,079	310,079	78,581	388,660
El Morro Project (a)	-	364,537	364,537	-	364,537
Other projects	-	25,388	25,388	-	25,388
Corporate	-	-	-	1,022	1,022
	473,411	890,855	1,364,266	300,297	1,664,563

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.	Mining interests (continued)

(a)           Chile - El Morro project (“El Morro”)

The Company owns a 30% interest (held through its subsidiary) in the El Morro copper-gold project which is an advanced stage copper-gold project located in the Atacama region of north-central Chile.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, to acquire Xstrata’s 70% interest in the El Morro project. The Company, through its 100% owned subsidiary Datawave Sciences Inc. (“Datawave”), held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million.  The Company completed this transaction on February 16, 2010.  A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement. The payment to Datawave was recorded, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into income over a period of time equal to the life of the Shareholders Agreement. Under the revised Shareholders Agreement, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at $2.5 billion. The funding will be interest bearing at U.S. 7-year Treasury Rate plus 1.87% and is compounded monthly. As at December 31, 2010 the interest rate was locked in at 4.58% based on the 7 year U.S. treasury bond yield plus 1.87%. Datawave will be entitled to a penalty payment of $1.5 million per month up to a maximum of $36.0 million if the construction on the El Morro Project does not commence within 60 days of receipt of required permits and approvals.

(b)           Other projects include:

(i)   Chile - Rio Figueroa Project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.  The Company has entered into an agreement with Antofagasta Minerals Plc (“AMSA”) in which AMSA can acquire a 30% interest in this project by making the required option payments between the Company and Potrillos.  AMSA can earn a further 20% interest by incurring $7.0 million in exploration expenditure by June 5, 2012.  AMSA can earn a further 20% to bring its interest to 70% by completing a feasibility study by June 5, 2015 and pay the Company $5.0 million.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.	Long-term debt

Long-term debt consists of the following:

	March 31	December 31	January 1
	2011	2010	2010
	$	$	$

Senior secured notes (a)	183,623	179,197	169,044
Subordinated convertible debentures (b)	44,143	42,635	37,609
Term loan facility (c)	-	-	27,235
El Morro project funding loan (d)	11,784	8,052	3,656
Revolving credit facility		-	-
	239,550	229,884	237,544
Less: Current portion of term loan facility	-	-	(12,088)
	239,550	229,884	225,456

(a)           Senior secured notes

The face value of the senior secured notes (“Notes”) at March 31, 2011 was $192.4 million (Cdn$187.0 million) (2010 - $184.1 million (Cdn$187.0 million)). The Notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.  The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

The Company has the right to redeem the Notes in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At March 31, 2011, the redemption price was 110% and is scheduled to decrease to 105% on June 28, 2011.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.   At March 31, 2011, the fair value of the derivative asset was determined to be $5.2 million (December 2010 - $7.7 million).  The Company has recorded the fair value of the derivative asset in reclamation deposits and other. The change in the fair value has resulted in a loss of $2.5 million recorded in earnings for the three months ended March 31, 2011 (2010 - $1.9 million gain).

(b)           Subordinated convertible debentures

The face value of the subordinated convertible debentures (“Debentures”) at March 31, 2011 was $56.6 million (Cdn$55.0 million) (2010 - $54.2 million (Cdn$55.0 million)).

In 2007, the Company issued 55,000 Debentures for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.	Long-term debt (continued)

(b)           Subordinated convertible debentures (continued)

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit and loss at the end of each period and is recorded in non-hedged derivative liabilities. At March 31, 2011, the fair value of the derivative liability was $37.5 million (December 31, 2010 - $29.4 million). The change in the fair value has resulted in a loss of $8.1 million recorded in earnings for the 3 months ended March 31, 2011 (2010 - $1.8 million). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants.  The debentures are unsecured and subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures.

(c)           Term loan facility

As part of the business combination with Western Goldfields Inc. in 2009, the Company acquired a term loan facility with a syndicate of banks under which the Company could borrow up to $105.0 million in connection with the development of the Mesquite Mine. The term of the facility was until December 31, 2014 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite Mine. The facility was secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by Western Goldfields.

On February 26, 2010 the Company retired the term loan facility by paying the total outstanding principal of $27.2 million. The gold hedge extends to the end of 2014 and the related security and covenants have been released by the term loan facility syndicate of banks on December 14, 2010 when New Gold entered into a new revolving credit facility (Note 10 (e)).  The gold hedge is now secured under the new revolving credit facility and shares in security, on a pari passu basis, with the syndicate of banks providing the revolving credit facility. The hedge will remain in place until the hedge is monetized or delivered until the end of 2014 at 5,500 ounces per month at $801 per ounce. The total commitment at March 31, 2011 is 247,500 ounces.

(d)           El Morro project funding loan

Prior to completion of the Agreement with Goldcorp on February 16, 2010, Xstrata had agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 9 (a)) until commencement of commercial production. These amounts, plus interest, would be repaid out

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.	Long-term debt (continued)

(d)           El Morro project funding loan (continued)

of 80% of the Company’s distributions once El Morro was in production. Interest was based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and was compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments. Under the Agreement, Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

As at December 31, 2010 the interest rate on the Company’s share of the capital funded by Goldcorp was locked in at 4.58% (and is compounded monthly), based on the 7 year U.S. treasury bond yield plus 1.87%, as per the Agreement. Goldcorp assumed this loan at the new, lower interest rate from February 16, 2010. As at March 31, 2011, the outstanding loan balance was $11.8 million including accrued interest. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares.

(e)           Revolving credit facility

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks.  The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.  The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens.  Significant financial covenants are as follows:

Minimum tangible net worth	$1.38 billion + 25% of positive quarterly net income
Minimum interest coverage ratio (Earnings before interest, taxes, depreciation and amortization “EBITDA” to interest)	4.0:1.0
Maximum leverage ratio (debt to EBITDA)	3.0:1.0

The Company is in compliance with these covenants at March 31, 2011.

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company.  The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.	Long-term debt (continued)

(e)           Revolving credit facility (continued)

To the date of these financial statements, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the state of New South Wales, Cdn$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations) and Cdn$8.0 million for New Afton’s reclamation requirements. In exchange for the letter of credit, the B.C. Ministry of Energy, Mines and Petroleum released the Cdn$8.0 million New Afton reclamation deposit back to the Company in February, 2011.

11.	Derivative instruments

The following tables summarize derivative related assets and liabilities:

		Asset derivatives
	March 31	December 31	January 1
	2011	2010	2010
	$	$	$
Derivatives designated as hedging instruments
Fuel contracts	-	-	706
Total derivatives classified as
hedging instruments	-	-	706
Less: Current portion	-	-	(706)

	Liability derivatives
	March 31	December 31	January 1
	2011	2010	2010
	$	$	$
Derivatives designated as hedging instruments
Gold contracts	147,454	153,375	95,986

Less: Current portion	(40,718)	(40,072)	(19,206)
	106,736	113,303	76,780

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.	Derivative instruments (continued)

The following table summarizes realized derivative gains (losses) for the three months ended March 31, 2011 and 2010.

	2011	2010
	$	$
Derivatives designated as hedging instruments
Gold hedging contracts	(7,610)	(2,869)
Fuel contracts	-	25
	(7,610)	(2,844)

Realized gains (losses) on derivatives not in a hedging relationship are classified in other income. Realized gains (losses) on derivatives in a qualifying hedge relationship are classified as revenue for gold hedging contracts and operating expenses for fuel hedging contracts.

The following table summarizes unrealized derivative gains for the three months ended March 31, 2011 and 2010.

	2011	2010
	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Share purchase warrants	(16,965)	(8,501)
Conversion option on convertible debentures	(7,390)	(1,608)
Prepayment option embedded derivative	(2,454)	1,907
	(26,809)	(8,202)

For the three months ended March 31, 2011 and 2010 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

The following table summarizes derivative gains (losses) in other comprehensive income for the three months ended March 31, 2011 and 2010.

	$	$
Effective portion of change in fair value of hedging
instruments
Gold hedging contracts - unrealized	(3,693)	(6,029)
Gold hedging contracts - realized	7,610	2,869
Fuel contracts		85
Deferred income tax	(2,269)	1,824
	1,648	(1,251)

Ineffective portion of change in fair value of hedging
instruments
Gold hedging contracts - unrealized	1,827	-

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.	Derivative instruments (continued)

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  At March 31, 2011, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $31.5 million for gold hedging contracts.

(a)           Gold hedging contracts

Under the terms of the term loan facility (Note 10 (c)), Western Mesquite Mines Inc. was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At March 31, 2011, the Company had remaining gold forward sales contracts for 247,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 45 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b)           Share purchase warrants

The following table summarizes information about outstanding share purchase warrants at March 31, 2011 and December 31, 2010.

		Common
	Number	Shares	Exercise
Series	of warrants	Issuable	prices	Expiry date
	(000's)	(000's)	Cdn$

Series B	217,500	21,750	15.00	April 3, 2012
Series C	73,862	7,386	9.00	November 28, 2012
Series A	27,850	27,850	15.00	June 28, 2017
	319,212	56,986

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital

At March 31, 2011, the Company had unlimited authorized common shares and 400,841,000 common shares outstanding.

(a)           No par value common shares issued

	Number
	of shares
	(000's)	$

Balance, January 1, 2010	388,815	1,810,039
Exercise of options (i)	4,171	19,394
Exercise of warrants (ii)	6,056	16,453
Balance, December 31, 2010	399,042	1,845,886
Exercise of options (iii)	1,799	16,310
Balance, March 31, 2011	400,841	1,862,196

(i)      During the year ended December 31, 2010, 4,171,000 common shares were issued pursuant to the exercise of stock options.  The Company received proceeds of $11.0 million from these exercises and transferred $8.4 million from contributed surplus.

(ii)     During the year ended December 31, 2010, 6,056,000 common shares were issued pursuant to the exercise of warrants. The Company received proceeds of $4.6 million from these exercises and transferred $11.9 million from share purchase warrants

(iii)    During the three months ended March 31, 2011, 1,799,000 common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $11.2 million from these exercises and transferred $5.1 million from contributed surplus.

(b)           Stock options

The following table presents the changes in the stock options.

		Weighted
		average
	Number of	exercise
	options	price
	(000's)	Cdn$

Balance, January 1, 2010	15,324	4.34
Granted	2,704	4.80
Exercised	(4,171)	2.74
Forfeited	(1,609)	8.00
Balance, December 31, 2010	12,248	4.50
Granted	1,618	7.71
Exercised	(1,799)	6.05
Forfeited	(179)	4.82
Balance, March 31, 2011	11,888	4.70

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(b)           Stock options (continued)

The following table summarizes information about the stock options outstanding at March 31, 2011.

	Weighted
	average		Weighted		Weighted
	remaining	Number of	average	Number of	average
Exercise	contractual	stock options	exercise	options	exercise
prices	life (years)	outstanding	price	exercisable	price
Cdn$		(000's)	Cdn$	(000's)	Cdn$

0.34 - 0.99	2.53	765	0.71	765	0.71
1.00 - 1.99	2.70	334	1.77	334	1.77
2.00 - 2.99	4.42	1,434	2.56	905	2.48
3.00 - 3.99	4.71	3,499	3.26	1,248	3.34
4.00 - 4.99	5.72	1,723	4.39	438	4.40
5.00 - 5.99	3.88	430	5.72	134	5.44
6.00 - 6.99	1.79	429	6.38	429	6.38
7.00 - 7.99	5.15	2,450	7.73	711	7.82
8.00 - 8.99	6.61	150	8.84	-	-
9.00 - 9.99	1.00	466	9.31	466	9.31
10.00 - 10.99	6.93	25	10.46	-	-
11.00	0.16	183	11.00	183	11.00
0.34 - 11.00	4.39	11,888	4.70	5,613	4.43

The Company granted 1,593,000 stock options on January 26, 2011 and 25,000 on March 7, 2011 to employees, officers and directors.  These options have an exercise price of Cdn$7.67 and Cdn$10.46 respectively.  These options vest over a three year period and have a contractual life of seven years from date of grant.  The stock options had a weighted average grant date fair value of Cdn$4.23, which was determined by a Black-Scholes pricing model using the following assumptions: no dividends are to be paid, volatility of 70%, risk free interest rate of 1.81%, forfeiture rate of 3% and expected life of 4.56 years.  Volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of New Gold’s stock and those of a number of peer companies. No other features of the option grant were incorporated into the measurement of fair value. The grant date fair value will be amortized as part of compensation expense over the vesting period.

On January 27, 2010, the Company granted 2,258,000 stock options to employees, officers and directors.  These options have an exercise price of Cdn$4.39.  These options vest over a three year period and have a contractual life of seven years from date of grant.  The stock options had a weighted average grant date fair value of Cdn$2.36, which was determined by a Black-Scholes pricing model using the following assumptions: no dividends are to be paid; volatility of 70%, risk free interest rate of 2.81%, forfeiture rate of 3% and expected life of 4.53 years.  The grant date fair value will be amortized as part of compensation expense over the vesting period.

At March 31, 2011, the intrinsic value of the stock options outstanding was $82.2 million (December 31, 2010 - $63.7 million) and the intrinsic value of the stock options that were exercisable was $40.3 million (December 31, 2010 - $28.5 million).  For the three months ended March 31, 2011, the intrinsic value of the stock options exercised during the year was $7.7 million (2010 - $1.4 million).

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(b)           Stock options (continued)

For the three months ended March 31, 2011, the Company recorded $1.8 million (2010 - $1.9 million) as stock-based compensation expense and recorded this amount in contributed surplus. At March 31, 2011, the total value of the non-vested stock options that remain to be expensed is $9.3 million (March 31, 2010 - $8.2 million).  It is expected that this amount shall be included in the determination of net earnings over the next 1.7 years.

(c)           Share award units

Number
of units

Balance, January 1, 2010	560,000
Units granted	723,500
Units settled in cash	(361,000)
Units cancelled	(165,000)
Balance, December 31, 2010	757,500
Units granted	1,027,500
Units settled in cash	(12,000)
Units cancelled	(39,000)
Balance, March 31, 2011	1,734,000

In 2009, the Company established a share award unit program as part of its long-term incentive program. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s share price on that date.  One-third of the share awards units vest annually on the anniversary of the grant date.   As the Company is required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five day weighted average price of the Company’s common shares.  The changes in fair value will be included in the compensation expense for that period.

The Company issued 1,027,500 share award units in 2011 and 723,500 share award units in 2010.  At March 31, 2011, there were 1,734,000 non-vested share awards outstanding (December 2010 – 757,500). Including the fair value adjustment for the share award units previously issued, the Company recorded $3.1 million as compensation expense for the three months ended March 31, 2011 (2010 - $0.9 million).  A portion of this expense has been capitalized for recipients working at the Company’s development projects. The total value of the non-vested share award units that remains to be expensed is $13.5 million (December 31, 2010 - $3.8 million).  It is expected that this amount will be included in the determination of net income over the next 2.5 years.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(d)           Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

Weighted
		Common	average
	Number of	Shares	exercise
	warrants	Issuable	price
	(000's)	(000's)	Cdn$

Balance, January 1, 2010	6,056	6,056	0.77
Issued (i)
Exercised (ii)	(6,056)	(6,056)	0.77
Balance, March 31, 2011 and December 31, 2010	-	-
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

On May 27, 2009, the Company issued 6,056,000 share purchase warrants. The holders of these warrants were entitled to purchase one common share for US$0.76 per share for every share purchase warrant held.  These share purchase warrants expired between June 9, 2011 and June 9, 2012.

During the year ended December 31, 2010, 6,056,000 share purchase warrants were exercised resulting in the issuance of 6,056,000 common shares.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(e)           Earnings per share

The following table sets forth the computation of diluted earnings per share for the three months ended March 31, 2011 and 2010.

	2011	2010

Earnings from continuing operations	$24,719	$13,042
Earnings from discontinued operations, net of tax	-	305
Net earnings	$24,719	$13,347

(in thousands)
Basic weighted average number of shares outstanding	399,336	388,956

Effective of diluted securities
Stock options	5,875	4,237
Warrants	296	4,997
Debentures	16	-
Diluted weighted average number of shares outstanding	405,523	398,190

Earnings per share from continuing operations
Basic	$0.06	$0.03
Diluted	$0.06	$0.03

Earnings per share from discontinued operations
Basic	$0.00	$0.00
Diluted	$0.00	$0.00

Earnings per share from continuing and discontinued
operations
Basic	$0.06	$0.03
Diluted	$0.06	$0.03

The following lists the equity securities excluded from the computation of diluted earnings per share.  For the three months ended March 31, 2011 and 2010 the equity securities were excluded as the exercise prices related to the particular security exceed the average market price of the common shares of the Company of Cdn$9.38 (2010 – Cdn$4.57) for the period.

	2011	2010
	(000's)	(000's)

Stock options	359	5,904
Share purchase warrants	49,600	56,986
Convertible debentures	-	5,900

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.	Income and mining taxes

	Three months ended
	March 31	March 31
	2011	2010
	$	$

Current tax
Canadian income tax	106	3,419
Foreign income tax and mining tax	21,903	7,084
Canadian mining tax	-	-
Adjustments in respect of the prior year	-	-
Total current tax	22,009	10,503

Deferred tax
Canadian income tax	(2,367)	2,126
Foreign income tax and mining tax	457	(3,193)
Canadian mining tax	-	-
Change in tax rates	-	-
Adjustments in respect to the prior year	-	-
Total deferred tax	(1,910)	(1,067)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	Three months ended
	March 31	March 31
	2011	2010
	$	$

Earnings before income taxes	44,818	22,478

Canadian federal and provincial income tax rates	26.50%	28.50%

Income tax recovery based on above rates	11,877	6,407
Increase (decrease) due to
Non-taxable income	(6,312)	(4,679)
Non-deductible expenditures	4,250	1,350
Different statutory tax rates on earnings of foreign
subsidiaries	5,706	7,189
Adjustment of prior year provision to statutory tax
returns	-	4,623
Non-taxable gain	-	(7,124)
Benefit of losses not recognized in period	19	152
Deferred tax assets not recognized and other	4,559	1,518
	20,099	9,436

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.	Income and mining taxes (continued)

The tax rate used for the 2011 and 2010 reconciliations above is the corporate tax rate of 28.5% payable by corporate entities in British Columbia, Canada, on taxable profits under the tax law in that jurisdiction.

14.	Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

		Cerro		New
	Mesquite	San Pedro	Peak	Afton
	Mine	Mine	Mine	Project	Total
	$	$	$	$	$

Balance, January 1, 2010	7,301	5,764	9,201	3,112	25,378
Reclamation expenditures	(23)	-	(19)	-	(42)
Unwinding of discount	246	308	571	121	1,246
Revisions to expected cash flows	964	2,597	3,189	238	6,988
Foreign exchange movement	-	242	1,492	184	1,918

Balance, December 31, 2010	8,488	8,911	14,434	3,655	35,488
Reclamation expenditures	-	-	(136)	-	(136)
Unwinding of discount	73	76	205	34	388
Revisions to expected cash flows	(160)	1,147	-	(145)	842
Foreign exchange movement	-	-	217	86	303

Balance, March 31, 2011	8,401	10,134	14,720	3,630	36,885
Less: current portion	8	490	816	-	1,314

	8,393	9,644	13,904	3,630	35,571

The current portion of the reclamation and closure cost obligations has been included in trade and other payables.

15.	Supplemental cash flow information

	Three months ended March 31
	2011	2010
	$	$
Change in non-cash working capital
Accounts receivable	(16,860)	(4,837)
Inventories and stockpiled ore	(5,604)	109
Trade and other payables	(3,376)	(493)
Current income and resources taxes payable	(3,986)	(1,701)
Prepaids and other	2,225	(28)
	(27,601)	(6,950)

The Company had $9.2 million in restricted cash included in the cash and cash equivalents balance at January 1, 2010.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

15.	Supplemental cash flow information (continued)

Non-cash investing activities includes $3.6 million for the three months ended March 31, 2011 (2010 - $1.1 million), and represents the Company’s share of contributions to the El Morro project funded by the joint venture partner (Note 10 (d)).  The completion of the Agreement with Goldcorp after Datawave had exercised its right of first refusal to acquire a 70% interest in the El Morro Project resulted in non-cash retirement of debt to Goldcorp of $463.0 million and the non-cash disposal of the 70% interest in the El Morro project of $463.0 million.

16.	Segmented information

The Company manages its operations by geographical location. The results from operations for these reportable operating segments are summarized in the table below:

		Three months ended March 31, 2011
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	62,448	63,236	45,529	-	171,213
Operating expenses	(27,041)	(19,704)	(23,971)	-	(70,716)
Depreciation and depletion	(6,674)	(9,167)	(4,122)	(64)	(20,027)
Earnings from mine operations	28,733	34,365	17,436	(64)	80,470

Corporate administration expenses	-	-	-	(6,181)	(6,181)
Share-based payment expenses	-	-	-	(2,856)	(2,856)
Exploration expenses	104	(1,055)	(475)	(700)	(2,126)

Earnings (loss) from operations	28,837	33,310	16,961	(9,801)	69,307
Finance income	26	52	59	909	1,046
Finance costs	(92)	(101)	(451)	(493)	(1,137)
Other gains and losses	(2,293)	(650)	(1,208)	(20,247)	(24,398)

Earnings before taxes	26,478	32,611	15,361	(29,632)	44,818
Income tax (expense) recovery	(6,716)	(9,233)	(4,655)	505	(20,099)

Net earnings (loss) from continuing operations	19,762	23,378	10,706	(29,127)	24,719

(1)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.	Segmented information (continued)

		Three months ended March 31, 2010
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	51,835	17,977	31,808	-	101,620
Operating expenses	(27,109)	(11,488)	(13,289)	-	(51,886)
Depreciation and depletion	(7,343)	(3,233)	(2,387)	-	(12,963)
Earnings from mine operations	17,383	3,256	16,132	-	36,771

Corporate administration expenses	-	-	-	(5,645)	(5,645)
Share-based payment expenses	-	-	-	(1,940)	(1,940)
Exploration expenses	-	(48)	(1,345)	(401)	(1,794)

Loss from operations	17,383	3,208	14,787	(7,986)	27,392
Finance income	16	65	165	10	256
Finance costs	(288)	(93)	(138)	(39)	(558)
Other gains and losses	33	(2,085)	(2,400)	(160)	(4,612)

Earnings (loss) before taxes	17,144	1,095	12,414	(8,175)	22,478
Income tax (expense) recovery	(7,291)	(672)	(4,430)	2,957	(9,436)

Net earnings (loss) from continuing operations	9,853	423	7,984	(5,218)	13,042

(1) Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

The following tables present the segmented assets:

	March 31	December 31	January 1
	2011	2010	2010

	Total	Total	Total
	assets	assets	assets
	$	$	$

USA	449,546	423,395	416,499
Mexico	483,857	456,864	443,238
Australia	252,968	255,658	226,458
Canada	605,718	566,836	421,604
Chile	382,222	378,592	374,166
Other (1)	353,960	347,844	233,041
Assets of operations held for sale	-	-	89,287
	2,528,271	2,429,189	2,204,293

(1) Other includes corporate balances and exploration properties.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.	Segmented information (continued)

The following table presents the segmented liabilities:

	March 31	December 31	January 1
	2011	2010	2010

	Total	Total	Total
	liabilities	liabilities	liabilities
	$	$	$

USA	216,296	211,837	186,929
Mexico	120,726	119,897	119,488
Australia	69,691	68,021	56,976
Canada	282,260	262,940	221,740
Chile	130,461	125,575	70,892
Other (1)	139,226	120,424	42,845
Liabilities of operations held for sale	-	-	30,304
	958,660	908,694	729,174

(1) Other includes corporate balances and exploration properties.

17.	Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents, and investments.

Capital, as defined above, at March 31, 2011 and December 31, 2010 is summarized in the following table.

	March 31	December 31	January 1
	2011	2010	2010
	$	$	$

Equity	1,569,611	1,520,495	1,475,119
Long-term debt	239,550	229,884	225,456
	1,809,161	1,750,379	1,700,575
Cash and cash equivalents	(520,169)	(490,754)	(271,526)
Investments	-	(7,533)	(45,890)
	1,288,992	1,252,092	1,383,159

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.	Capital risk management (continued)

permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the

Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s and with maturities of 90 days or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or Provinces with a minimum credit rating of R-1 mid from DBRS.  All investments must have a maximum term to maturity of six months and the average term will generally range from seven days to 90 days.  Under the policy, the Company is not permitted to make new investments in ABCP or auction rate securities.

The Company has a long-term note indenture (Note 10) that contains a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of the New Afton project.

18.	Financial risk management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables.  Credit risk is primarily associated with trade and other receivables, and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at March 31, 2011 is not considered to be high.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(a)           Credit risk (continued)

The Company’s maximum exposure to credit risk at March 31, 2011, is as follows:

	March 31	December 31
	2011	2010
	$	$

Cash and cash equivalents	520,169	490,754
Trade receivables	29,542	11,929
Investments	-	7,533
Reclamation deposits and other	24,553	31,295
	574,264	541,511

The aging of trade receivables at March 31, 2011 was as follows:

						March 31	December 31
	0-30	31-60	61-90	91-120	Over	2011	2010
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$

Mesquite Mine	160	1	1	4	253	419	442
Cerro San Pedro Mine	2,641	460	82	749	300	4,232	3,798
Peak Mine	19,064	-	-	1	16	19,081	3,176
New Afton	4,542	-	-	4	-	4,546	3,581
Corporate	1,264	-	-	-	-	1,264	932
	27,671	461	83	758	569	29,542	11,929

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 17).

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At March 31, 2011, the Company had $9.0 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG worked through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company and in December 2010 announced that they had signed a definitive recapitalization agreement with the government in the U.S.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(a)           Credit risk (continued)

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows, however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers (2010, five customers) that account for approximately 95% (2010, 94%) of the concentrate and doré sales revenue.

Metal sales	Three months ended March 31
Customer	2011	2010
		$

1	95,026	40,060
2	27,288	21,690
3	18,480	17,977
4	15,888	9,981
5	5,821	5,704
Total	162,503	95,412
% of total metal sales	95%	94%

(b)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statement of financial position.

					March 31	December 31
	Less than			After	2011	2010
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other
payables	76,975	-	-	-	76,975	69,245
Long-term debt	-	-	56,595	192,423	249,018	243,307
Interest payable on
long-term debt	22,072	44,144	39,872	28,864	134,952	131,857
Gold contracts	40,718	77,976	28,760	-	147,454	153,375
	139,765	122,120	125,227	221,287	608,399	597,784

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(b)           Liquidity risk (continued)

financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

(c)           Currency risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk of the Company can be categorized as follows:

(i)	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

(ii)	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, trade and other receivables, reclamation deposits, trade and other payables, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

			March 31, 2011
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	328,145	18,857	2,847	154
Trade and other receivables	5,858	19,081	4,194	-
Prepayment option	5,225	-	-	-
Trade and other payables	(30,795)	(23,091)	(35,707)	-
Reclamation and closure cost obligations	(3,630)	(13,904)	(9,644)	-
Share purchase warrants	(145,857)	-	-	-
Conversion option on convertible debt	(37,510)	-	-	-
Share award units	(6,338)	-	-	-
Long-term debt	(227,766)	-	-	-
Gross balance sheet exposure	(112,668)	943	(38,310)	154

			December 31, 2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	331,948	41,254	5,224	11
Investments	7,533	-	-	-
Trade and other receivables	4,556	3,176	3,063	39
Reclamation deposit	8,043	-	-	-
Prepayment option	7,679	-	-	-
Trade and other payables	(24,458)	(24,415)	(34,003)	-
Reclamation and closure cost obligations	(3,655)	(13,618)	(8,421)	-
Share purchase warrants	(125,936)	-	-	-
Conversion option on convertible debt	(29,429)	-	-	-
Share award units	(3,294)	-	-	-
Long-term debt	(221,832)	-	-	-
Gross balance sheet exposure	(48,845)	6,397	(34,137)	50

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(c)           Currency risk (continued)

(iii)	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. As described in Note 18 (c) (ii), some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) before taxes from continuing operations from the financial instruments presented in Note 18 (c) (ii) by the amounts shown below.

	March 31	December 31
	2011	2010
	$	$

Canadian dollar	(11,267)	(4,885)
Australian dollar	94	640
Mexican peso	(3,831)	(3,414)
Chilean peso	15	5
	(14,989)	(7,654)

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The revolving credit facility interest is variable, however the facility is undrawn at March 31, 2011.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents.  The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company.  The Company has not entered into any derivative contracts to manage this risk.  Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(e)           Price risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

The Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a).   At March 31, 2011 the Company had remaining gold forward sales contracts for 247,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 45 months.

In the first quarter of 2011, the Company’s revenues and cash flows were impacted by copper prices primarily in the range of $4.13 and $4.62 per pound.  There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of March 31, 2011, working capital includes copper concentrate receivables totaling 2.4 million pounds. A $0.10 change in copper price would have an impact of $1.0 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.    The company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(e)           Price risk (continued)

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in prices would impact the Company’s net earnings before taxes from continuing operations and other comprehensive income before taxes as follows:

			Three months ended March 31
	2011	2011	2010	2010
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	13,725	31,536	8,248	29,796
Copper price	1,636	-	1,375	-
Silver price	1,911	-	331	-
Fuel price	1,201	-	729	565
Share purchase warrants	14,586	-	3,925	-
Conversion option on convertible debt	5,607	-	1,572	-
Share award unit	634	-	107	-

19.	Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

At March 31, 2011 and December 31, 2010, the Company’s financial assets and liabilities are categorized as follows:

				March 31, 2011
			Financial
		Fair value	Liabilities at
	Loans and	through	Amortized
	Receivables	profit/loss	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	520,169	-	-	520,169
Trade and other receivables	29,542	-	-	29,542
Prepayment option	-	5,225	-	5,225
Reclamation deposits	10,019	-	-	10,019
Financial Liabilities
Trade and other payables	-	-	76,975	76,975
Long-term debt	-	-	239,550	239,550
Gold contracts	-	147,454	-	147,454
Share purchase warrants	-	145,857	-	145,857
Conversion option on convertible debt	-	37,510	-	37,510
Share award units	-	6,338	-	6,338

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.	Fair value measurement (continued)

			December 31, 2010
			Financial
		Fair value	Liabilities at
	Loans and	through	Amortized
	Receivables	profit/loss	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	490,754	-	-	490,754
Trade and other receivables	11,929	-	-	11,929
Prepayment option	-	7,679	-	7,679
Investments	-	7,533	-	7,533
Reclamation deposits	17,955	-	-	17,955
Financial Liabilities
Trade and other payables	-	-	69,245	69,245
Long-term debt	-	-	229,884	229,884
Gold contracts	-	153,375	-	153,375
Share purchase warrants	-	125,936	-	125,936
Conversion option on convertible debt	-	29,429	-	29,429
Share award units	-	3,294	-	3,294

At March 31, 2011 and December 31, 2010, the carrying values and the fair values of the Company’s financial instruments are shown in the following table.

	March 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial Assets
Cash and cash equivalents	520,169	520,169	490,754	490,754
Trade and other receivables	29,542	29,542	11,929	11,929
Prepayment option	5,225	5,225	7,679	7,679
Investments	-	-	7,533	7,533
Reclamation deposits	10,019	10,019	17,955	17,955
Financial Liabilities
Trade and other payables	76,975	76,975	69,245	69,245
Long-term debt	239,550	291,046	229,884	276,887
Gold contracts	147,454	147,454	153,375	153,375
Share purchase warrants	145,857	145,857	125,936	125,936
Conversion option on convertible debentures	37,510	37,510	29,429	29,429
Share award units	6,338	6,338	3,294	3,294

The Company has certain financial assets and liabilities that are held at fair value. The investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.	Fair value measurement (continued)

The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are fair valued on a recurring basis.

			2011
	Level 1	Level 2	Level 3
	$	$	$

Cash and cash equivalents	520,169	-	-
Prepayment option	-	5,225	-
Gold contracts	-	147,454	-
Share purchase warrants	-	145,857	-
Conversion option on convertible debt	-	37,510	-
Share award units	-	6,338	-

The senior secured notes, share purchase warrants and the subordinated convertible debentures are traded on a public exchange.  The fair value estimates for these notes have been estimated using the March 31, 2011 and December 31, 2010 closing prices.  The term loan facility and the El Morro project funding are floating rate facilities whose carrying value approximates fair value.

20.	Operating leases

Non-cancellable operating lease rentals are payable as follows:

	March 31	December 31	January 1
	2011	2010	2010

Less than 1 year	11,815	15,415	3,730
Between 1 and 5 years	43,964	58,570	13,600
More than 5 years	14,587	-	-
	70,366	73,985	17,330

The Company leases a number of offices and the mobile equipment fleet at CSP. The leases typically run for a period of 1 to 5 years, with an option to review the lease after that date. Some leases provide for increases to rent payments that are based on changes in the local price index.

During the three months ended March 31, 2011, an amount of $8.6 million was recognized as an expense in profit or loss in respect of operating leases (2010 - $8.3 million). There was no contingent rent or sublease revenue recognized during the period ended March 31, 2011, or for the comparative period in 2010.

21.	Related Parties

Certain directors and officers of the Company are also directors of a company to which the Company pays royalties in the normal course of business.  Royalty payments were $3.0 million for the three months ended March 31, 2011 (2010 - $1.4 million).  At March 31, 2011, the Company had $1.7 million included as accrued liabilities related to this company (December 31, 2010 - $2.1 million).  These transactions were in the normal course of operations and were measured at fair value. A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro Project as described in Note 9.  That company is now the 70% owner manager of the El Morro Project.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

22.	Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)           Capital commitments

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment for its operations.  At March 31, 2011, these commitments totaled $122.6 million, of which all are expected to fall due over the next 12 months.

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

(US$ in millions)	2011 $	2010 $

Property, plant and equipment	108,683	69,244

Other assets	13,892	13,573

On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Course of Justice, against New Gold, Goldcorp and affiliates subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

(b)	New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of on-going legal challenges. The Mine is in full operation and legal challenges relate primarily to a land use dispute; New Gold is in compliance with all environmental permits at Cerro San Pedro Mine.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine. PROFEPA’s order followed a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006. The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

22.	Commitments and contingencies (continued)

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Course in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Course in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS. That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

New Gold and its subsidiary Western Mesquite Mines, Inc. (“WMMI”) have been named as defendants under the California Labor Code, Private Attorneys General Act 2004 alleging breaches of employment regulations at the Mesquite Mine.  The primary claims relate to allegations of unpaid overtime wages, non-compliant first and second meal periods, non-compliant rest breaks and penalties for willful failure to pay all wages due upon termination of employment.  The complainants are seeking certification of the matter as a class action.

New Gold is working to analyze and respond to the claims in a timely and appropriate manner.  New Gold cannot accurately predict the scope of the claims or their likely outcome at this time but does not believe the claims will have a material effect on the financial conditions or future operations at the Mesquite Mine.

23.	Provisions

The following table presents changes in provisions.

	Share
	unit	Employee
	awards	Benefits	Total
			$

Balance, January 1, 2010	99	4,541	4,640
Additional provisions recognized	6,097	3,807	9,904
Used during the year	(3,126)	(3,080)	(6,206)
Foreign exchange	225	664	889

Balance, December 31, 2010	3,295	5,932	9,227

Additional provisions recognized	3,087	1,121	4,208
Used during the year	(108)	(906)	(1,014)
Foreign exchange	64	84	148

Balance, March 31, 2011	6,338	6,231	12,569

24.	Subsequent events

Subsequent to the quarter end, on April 4, 2011, New Gold announced the friendly acquisition of Richfield Ventures Corp., and its flagship Blackwater Project in British Columbia.  New Gold and Richfield jointly announced a definitive agreement whereby New Gold will acquire, through a plan of arrangement, all of the outstanding common shares of Richfield. Under the terms of the Arrangement, each Richfield shareholder will receive 0.9217 of a New Gold share for each Richfield share held.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS

The Company adopted IFRS effective January 1, 2010 (“the transition date”) and has prepared its opening statement of financial position in accordance with International Financial Reporting Standards.  The date of the first annual financial statements in compliance with IFRS will be for the year ending December 31, 2011.

IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ (“IFRS 1”), which governs the first time adoption of IFRS requires that the same policies are applied for all periods presented and that these policies are based on IFRS effective at the end of the first IFRS reporting year, December 31, 2011. The Company will therefore prepare its opening statement of financial position by applying existing IFRS at December 31, 2011 or earlier. Accordingly, it is possible that the opening statement of financial position and consolidated financial statements for December 31, 2011 may differ from the information presented in these interim financial statements.

The IFRS accounting policies as presented in Note 2 have been applied in preparing the financial statements for the period ended March 31, 2011, the comparative information and the opening statement of financial position at the date of transition.

(a)           Elected exemptions from full retrospective application

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The optional exemptions applied are as follows:

(i)	Business combinations

Under IFRS 1, the Company can elect to not restate in accordance with IFRS 3R Business Combinations, all business combinations that occurred prior to the transition date or to only restate all business combinations that occurred after a designated date prior to the transition date. The Company has applied this exemption to all business combinations that occurred prior to January 1, 2010.

(ii)	Deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering) and use that fair value as its deemed cost. This elective exemption can be applied on an individual asset basis. The Company applied this exemption and used fair value as deemed cost in its opening statement of financial position to establish carrying values for $375.4 million of New Afton mining interests at the transition date.

(iii)	Share-based payment transactions

IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company has elected this exemption and as a result, has applied IFRS 2 retrospectively only for share-based payments that were granted after November 7, 2002, and had not vested at the date of transition.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

(iv)	Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising prior to the date of transition to IFRS. The Company has elected this exemption and accordingly, has reset all cumulative translation differences to zero on transition to IFRS.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 - Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity would determine its decommissioning liabilities at the transition date, discount the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciate these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The
Company has elected this exemption and in doing so, will be required to apply it to all its decommissioning liabilities.

(vi)	Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 - Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).
The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

(vii)	Assets and liabilities of subsidiaries, associates and joint ventures

IFRS 1 requires that when a parent company becomes a first-time adopter later than its subsidiary the parent shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent acquired the subsidiary.

The Company applied this exemption to its Australian subsidiaries that are already reporting under IFRS.

(b)           Mandatory exceptions to retrospective application

IFRS 1 outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

(i)	Hedge accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) criteria for hedge accounting were recorded as non-hedged derivative instruments.

(ii)	Estimates

Hindsight was not used to create or revise estimates and accordingly, the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

(c)           Reconciliations from Canadian generally accepted accounting principles (“GAAP”) to IFRS

The Company’s transition from Canadian GAAP to IFRS has resulted in a number of adjustments to its statement of income, statement of comprehensive income, statement of financial position and statement of cash flows for the quarter ended March 31, 2011, the year ended December 31, 2010 and to the statement of financial position for January 1, 2010. Further details of the adjustments are provided in the following reconciliations and the notes that accompany the reconciliations. The adoption of IFRS has not changed the Company’s actual cash flows.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

The January 1, 2010 Canadian GAAP (“CGAAP”) statement of financial position has been reconciled to IFRS as follows:

		December 31	Effect of	January 1
		2009	IFRS	2010
	Notes	CGAAP	Transition	IFRS
Assets
Current assets
Cash and cash equivalents	p	262,325	9,201	271,526
Restricted cash	p	9,201	(9,201)	-
Trade and other receivables		10,345	-	10,345
Inventories		86,299	-	86,299
Deferred income and mining taxes	a	8,848	(8,848)	-
Current portion of derivative asset		706	-	706
Prepaid expenses and other		6,933	-	6,933
Current portion of operations held for sale		10,298	-	10,298
Total current assets		394,955	8,848)	386,107

Investments		45,890	-	45,890
Mining interests	b	2,000,438	(327,606)	1,664,563
	d		8,743
	e		4,311
	f		(2,513)
	q		(18,810)
Deferred tax assets	a	2,250	8,848	11,098
Reclamation deposits and other		17,646	-	17,646
Assets of operations held for sale	g	27,080	51,909	78,989
Total assets		2,488,259	(283,966)	2,204,293
Liabilities
Current liabilities
Trade and other payables	h	36,033	1,966	37,999
Current portion of long-term debt		12,088	-	12,088
Current portion of derivative liability		19,206	-	19,206
Current tax liabilities	h	15,677	(1,966)	13,711
Assets of operations held for sale		10,414	-	10,414
Total current liabilities		93,418	-	93,418

Reclamation and closure cost obligations	e	19,889	4,875	24,764
Provisions	i	-	4,541	4,541
Non-current portion of derivative liabilities		76,780	-	76,780
Non-hedged derivative liabilities	c	-	7,701	37,542
	j	-	29,841
Deferred tax liabilities	b	316,426	(81,245)	245,969
	c		2,600
	d		2,186
	f		(754)
	j		11,913
	k		(9,507)
	l		23,160
	q		(18,810)
Long-term debt		225,456	-	225,456
Employee benefits and other	i	5,355	(4,541)	814
Liabilities of operations held for sale		19,890	-	19,890
Total liabilities		757,214	(28,040)	729,174

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

		December 31	Effect of	January 1
		2009	IFRS	2010
	Notes	CGAAP	Transition	IFRS
Equity
Common shares	j	1,810,865	(826)	1,810,039
Contributed surplus		82,984	-	82,984
Share purchase warrants	j	150,656	(138,806)	11,850
Equity components of convertible debentures	c	21,604	(21,604)	-
Other reserves	m	(29,205)	1,566	(27,639)
Deficit	b	(305,859)	(246,361)	(402,115)
	c		11,303
	d		6,557
	e		(564)
	f		(1,759)
	g		51,909
	j		97,878
	k		9,507
	l		(23,160)
	m		(1,566)
Total equity		1,731,045	(255,926)	1,475,119
Total liabilities and equity		2,488,259	(283,966)	2,204,293

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

The CGAAP income statement and statement of comprehensive income for the three months ended March 31, 2010 have been reconciled to IFRS as follows:

		3 months ended March 31, 2010
(US$ in thousands)	Notes	CGAAP	Effect of IFRS transition	IFRS
Revenues		101,620	-	101,620
Operating expenses	f	(52,256)	370	(51,886)
Depreciation and depletion	e	(12,741)	326	(12,963)
	f		(548)
Earnings from mine operations		36,623	148	36,771

Corporation administration	n	(7,989)	404	(7,585)
Exploration		(1,794)	-	(1,794)

Earnings from operations		26,840	552	27,392
Finance income		256	-	256
Finance costs	e	(232)	(326)	(558)
Realized and unrealized gain on investments		3,944	-	3,944
Unrealized gain on prepayment option		1,907	-	1,907
Other expense		(2,082)	-	(2,082)
Gain(loss) on foreign exchange	c	(4,453)	(235)	1,728
	d		7,324
	j		(908)
Unrealized loss on non-hedged derivatives	c		(1,608)	(10,109)
	j		(8,501)
Earnings (loss) before taxes		26,180	(3,702)	22,478
Income tax expense	c	(8,992)	50	(9,436)
	j		1,051
	k		(1,657)
	l		112

Net earnings (loss) from continuing operations		17,188	(4,146)	13,042
Earnings from discontinued operations, net of taxes		305	-	305
Net earnings		17,493	(4,146)	13,347

		3 months ended March 31, 2010
(US$ in thousands)	Notes	CGAAP	Effect of IFRS transition	IFRS

Net earnings		17,493	(4,146)	13,347

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts		(3,160)	-	(3,160)
Unrealized gains on mark-to-market of fuel contracts		85	-	85
Currency translation adjustment	d	-	7,584	7,584
Deferred income tax		1,824	-	1,824
Total other comprehensive income (loss)		(1,251)	7,584	6,333
Total comprehensive income		16,242	3,438	19,680

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

The Canadian GAAP income statement and statement of comprehensive income for the year ended December 31, 2010 have been reconciled to IFRS as follows:

		Year ended December 31, 2010
(US$ in thousands)	Notes	CGAAP	Effect of IFRS transition	IFRS
Revenues		530,450	-	530,450
Operating expenses	e	(250,338)	(962)	(247,773)
	f		3,527
Depreciation and depletion	e	(77,016)	(566)	(78,691)
	f		(2,475)
	e		1,366
Earnings from mine operations		203,096	890	203,986

Corporation administration	n	(32,622)	1,611	(31,011)
Exploration		(12,834)	-	(12,834)
Impairment charge of exploration assets		(15,728)	-	(15,728)

Earnings from operations		141,912	2,501	144,413
Finance income		3,258		3,258
Finance costs	e	(947)	259	(2,054)
	e		(1,366)
Realized and unrealized gain on investments		9,128	-	9,128
Unrealized gain on prepayment option		7,679	-	7,679
Gain on sale of investment		39,710	-	39,710
Other expense	f	(2,883)	(884)	(3,767)
Loss on foreign exchange	c	(21,816)	(941)	(9,675)
	d		13,857
	j		(3,544)
	q		2,769
Unrealized loss on non-hedged derivatives	c	-	(20,785)	(113,336)
	j		(92,551)
Earnings (loss) before taxes		176,041	(100,685)	75,356
Income tax expense	c	(41,110)	2,600	(18,009)
	f		(306)
	j		11,887
	k		(8,762)
	l		18,642
	o		(960)
Net earnings (loss) from continuing operations		134,931	(77,584)	57,347
Earnings (loss) from discontinued operations, net of taxes	g	42,023	(51,909)	(9,886)
Net earnings		176,954	(129,493)	47,461

		Year ended December 31, 2010
(US$ in thousands)	Notes	CGAAP	Effect of IFRS transition	IFRS

Net earnings		176,954	(129,493)	47,461

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts		(85,849)	-	(85,849)
Realized losses on mark-to-market of gold contracts		20,035	-	20,035
Unrealized gains on mark-to-market of fuel contracts		(366)	-	(366)
Currency translation adjustment	d	-	14,334	14,334
Deferred income tax		27,572	-	27,572
Total other comprehensive loss		(38,608)	14,334	(24,274)
Total comprehensive income		138,346	(115,159)	23,187

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

The Canadian GAAP statement of financial position at March 31, 2010 has been reconciled to IFRS as follows:

		March 31, 2010
			Effect of
			IFRS
	Notes	CGAAP	Transition	IFRS
Assets
Current assets
Cash and cash equivalents		343,715	-	343,715
Trade and other receivables		15,644	-	15,644
Inventories	f	88,743	(2,664)	86,079
Deferred income and mining taxes	a	6,934	(6,934)	-
Current portion of derivative asset		726	-	726
Prepaid expenses and other		6,539	-	6,539
Current portion of operations held for sale		10,585	-	10,585
Total current assets		472,886	(9,598)	463,288

Investments		2,149	-	2,149
Mining interests	b	2,012,749	(327,606)	1,691,682
	d		21,065
	e		4,311
	f		(27)
	q		(18,810)
Deferred tax assets	a	2,028	6,934	8,962
Reclamation deposits and other		19,739	-	19,739
Assets of operations held for sale	g	27,009	51,909	78,918
Total assets		2,536,560	(271,822)	2,264,738
Liabilities
Current liabilities
Trade and other payables	h	40,610	2,173	42,783
Current portion of derivatives liabilities		20,288	-	20,288
Current tax liabilities	h	15,067	(2,173)	12,894
Assets of operations held for sale		8,943	-	8,943
Total current liabilities		84,908	-	84,908

Reclamation and closure cost obligations	e	21,040	4,875	25,915
Provisions	i	-	4,583	4,583
Non-current portion of derivative liabilities		76,782	-	76,782
Non-hedged derivative liabilities	c	-	9,544	48,794
	j		39,250
Deferred tax liabilities	b	314,606	(83,739)	242,007
	c		2,550
	d		2,186
	f		(754)
	j		10,862
	k		(7,942)
	l		23,048
	q		(18,810)
Long-term debt		217,704	-	217,704
Deferred benefit		46,276	-	46,276
Employee benefits and other	i	5,618	(4,583)	1,035
Liabilities of operations held for sale		19,272	-	19,272
Total liabilities		786,206	(18,930)	767,276

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

		March 31, 2010
			Effect of
			IFRS
	Notes	CGAAP	Transition	IFRS
Equity
Common shares	j	1,812,625	(826)	1,811,799
Contributed surplus	n	84,291	(404)	83,887
Share purchase warrants	j	150,656	(138,806)	11,850
Equity components of convertible debentures	c	21,604	(21,604)	-
Currency translation adjustment	d	-	7,584	7,584
Other reserves	m	(30,456)	1,566	(28,890)
Deficit	b	(288,366)	(246,361)	(388,768)
	c		11,303
	d		6,557
	e		(564)
	f		(1,759)
	g		51,909
	j		97,878
	k		9,507
	l		(23,160)
	m		(1,566)
	Per Income statement		(4,146)
Total equity		1,750,354	(252,892)	1,497,462
Total liabilities and equity		2,536,560	(271,822)	2,264,738

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

The Canadian GAAP statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
			Effect of
		CGAAP	IFRS	IFRS
	Notes	audited	Transition	unaudited

Assets
Current assets
Cash and cash equivalents		490,754	-	490,754
Trade and other receivables		11,929	-	11,929
Inventories	e	106,325	347	103,055
	f		(3,617)
Deferred income and mining taxes	a	9,127	(9,127)	-
Prepaid expenses and other		7,325	-	7,325
Total current assets		625,460	(12,397)	613,063

Investments		7,533	-	7,533
Mining interests	b	2,073,695	(327,606)	1,767,240
	d		33,052
	e		5,637
	f		1,272
	q		(18,810)
Deferred tax assets	a	931	9,127	10,058
Reclamation deposits and other		31,295	-	31,295
Total assets		2,738,914	(309,725)	2,429,189

Liabilities
Current liabilities
Trade and other payables	h	66,654	2,591	69,245
Current portion of derivative liability		40,072	-	40,072
Current tax liabilities	h	33,983	(2,591)	31,392
Total current liabilities		140,709	-	140,709

Reclamation and closure cost obligations	e	25,721	8,452	34,173
Provisions	i		9,227	9,227
Non-current portion of derivative liabilities		113,303	-	113,303
Non-hedged derivative liabilities	c	-	29,429	155,365
	j		125,936
Deferred tax liabilities	b	280,026	(85,522)	179,180
	d		2,186
	f		(448)
	j		26
	k		(987)
	l		4,518
	o		960
	q		(21,579)
Long-term debt		229,884	-	229,884
Deferred benefit		46,276	-	46,276
Employee benefits and other	i	9,804	(9,227)	577
Total liabilities		845,723	62,971	908,694

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

		December 31, 2010
			Effect of
		CGAAP	IFRS	IFRS
	Notes	audited	Transition	unaudited
Equity
Common shares	j	1,846,712	(826)	1,845,886
Contributed surplus	n	82,787	(1,611)	81,176
Share purchase warrants	j	138,806	(138,806)	-
Equity components of convertible debentures	c	21,604	(21,604)	-
Currency translation adjustment	d	-	14,334	14,334
Other reserves	m	(67,813)	1,566	(66,247)
Deficit	b	(128,905)	(246,361)	(354,654)
	c		11,303
	d		6,557
	e		(564)
	f		(1,759)
	g		51,909
	j		97,878
	k		9,507
	l		(23,160)
	m		(1,566)
	Per income statement		(129,493)
Total equity		1,893,191	(372,696)	1,520,495
Total liabilities and equity		2,738,914	(309,725)	2,429,189

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

The reconciliation of the statement of cash flows for the three months ended March 31, 2010:

		3 months ended March 31, 2010
	Notes	CGAAP	Effect of IFRS transition	IFRS
Operating activities
Net earnings		17,493	(4,146)	13,347
Loss (earnings) from discontinued operations		(305)	-	(305)
Adjustments for:
Unrealized gain on gold contracts		(2,076)	-	(2,076)
Unrealized gain on fuel contracts		65	-	65
Unrealized gain (loss) on non-hedge derivatives	c,j	-	10,109	10,109
Unrealized foreign exchange loss	c,d,j	4,812	(6,181)	(1,369)
Unrealized and realized gain on of investments		(3,944)	-	(3,944)
Loss on disposal of assets		398	-	398
Depreciation and depletion	e,f	12,522	548	13,070
Share-based payments	n	2,302	(404)	1,898
Unrealized (gain) loss on embedded derivative contract		(1,907)	-	(1,907)
Income tax expense	c,j,k,l	(1,067)	444	9,436
	p		939
	p		9,120
Income tax paid	p	-	(9,120)	(9,120)
Finance income	p	-	(256)	(256)
Finance costs	e,p	-	558	558
Interest received	p	-	232	232
Interest paid	p	-	(206)	(206)
Change in non-cash working capital	f	(8,347)	1,397	(6,950)
Cash provided by (used in) continuing operations		19,946	3,034	22,980
Cash provided by (used in) discontinued operations		(1,696)	-	(1,696)
Investing activities
Mining interests	f	(18,968)	(3,034)	(22,002)
Reclamation deposits		(41)	-	(41)
Reduction of restricted cash	p	9,201	(9,201)	-
Proceeds from disposal of assets		29	-	29
Cash received in El Morro transaction, net of transaction costs		46,276	-	46,276
Investment in El Morro		(463,000)	-	(463,000)
Proceeds from settlement of investments		48,112	-	48,112
Cash provided by (used in) continuing operations		(378,391)	(12,235)	(390,626)
Cash used in discontinued operations		(219)		(219)
Financing activities
Exercise of options to purchase common stock		765	-	765
El Morro loan		463,000	-	463,000
Repayment of long-term debt		(27,235)	-	(27,235)
Cash provided by (used in) continuing operations		436,530	-	436,530
Cash provided by (used in) discontinued operations		-	-	-

Effect of exchange rate changes on cash and cash equivalents		5,295	-	5,295

Increase (decrease) in cash and cash equivalents	p	81,465	(9,201)	72,264
Cash and cash equivalents, beginning of period	p	263,151	9,201	272,352
Cash and cash equivalents, end of period		344,616	-	344,616

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

The reconciliation of the statement of cash flows for the year ended December 31, 2010:

		Year ended December 31, 2010
	Notes	CGAAP	Effect of IFRS transition	IFRS
Operating activities
Net earnings		176,954	(129,493)	47,461
Loss (earnings) from discontinued operations	g	(42,023)	51,909	9,886
Adjustments for:				-
Unrealized gain on gold contracts		(8,425)	-	(8,425)
Unrealized gain on fuel contracts		340	-	340
Unrealized gain (loss) on non-hedge derivatives	c,j	-	113,336	113,336
Unrealized foreign exchange loss	c,d,j	21,816	(12,157)	9,659
Unrealized and realized gain on of investments		(9,128)	-	(9,128)
Gain on sale of Beadell shares		(39,710)	-	(39,710)
Loss on disposal of assets	f	1,054	884	1,938
Impairment charge of exploration asset		15,728	-	15,728
Depreciation and depletion	e,f	76,307	2,782	79,089
Share-based payments	n	8,151	(1,611)	6,540
Unrealized (gain) loss on embedded derivative contract		(7,679)	-	(7,679)
Income tax expense	c,j,k,l,o	(17,197)	(23,101)	18,009
	p		58,307
Income tax paid	p	-	(41,855)	(41,855)
Finance income	p	-	(3,258)	(3,258)
Interest received	p	-	1,417	1,417
Finance costs	p	-	2,054	2,054
Interest paid	p	-	(20,895)	(20,895)
Change in non-cash working capital	f	6,072	3,270	(7,323)
	p		41,855
	p		(58,307)
	p		(2,054)
	p		1,841
Cash provided by (used in) continuing operations		182,260	(15,076)	167,184
Cash provided by (used in) discontinued operations		(1,696)	-	(1,696)
Investing activities
Mining interests	f	(149,165)	(5,819)	(134,089)
	p		20,895
Reclamation deposits		(1,590)	-	(1,590)
Reduction of restricted cash	p	9,201	(9,201)	-
Proceeds from disposal of assets		439	-	439
Cash received in El Morro transaction, net of transaction costs		46,276	-	46,276
Investment in El Morro		(463,000)	-	(463,000)
Proceeds from the sale of Beadell shares		58,364	-	58,364
Proceeds from settlement of investments		48,112	-	48,112
Cash provided by (used in) continuing operations		(451,363)	5,875	(445,488)
Cash used in discontinued operations		34,410		34,410
Financing activities
Exercise of options to purchase common stock		15,649	-	15,649
El Morro loan		463,000	-	463,000
Revolving credit facility initiation costs		(4,225)	-	(4,225)
Repayment of long-term debt		(27,235)	-	(27,235)
Cash provided by (used in) continuing operations		447,189	-	447,189
Cash provided by (used in) discontinued operations		-

Effect of exchange rate changes on cash and cash equivalents		16,803	-	16,803

Increase (decrease) in cash and cash equivalents	p	227,603	(9,201)	218,402
Cash and cash equivalents, beginning of period	p	263,151	9,201	272,352
Cash and cash equivalents, end of period		490,754	-	490,754

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

Notes to the IFRS reconciliations above:

(a)           Deferred tax classified as current

IFRS does not permit deferred tax to be classified as current. Reclassification from current to non-current is therefore required.

(b)           Fair value as deemed cost

Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS and use that fair value as its deemed cost (please refer above for further details on the IFRS 1 exemption). The Company has calculated the fair value of the project using a discounted cash flow methodology. Under Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

(c)           Convertible debentures

Under IFRS, the conversion option of the Company’s convertible debentures does not meet the criteria for equity classification and accordingly, is treated as a derivative liability that is measured at fair value on initial recognition. Under Canadian GAAP, the conversion option was classified as equity in the Company’s balance sheet. Under IFRS, the conversion option derivative is re-measured at fair value at each statement of financial position date, while under Canadian GAAP the equity portion was not re-measured.

Due to the Company’s election of the IFRS 1 exemption for business combinations (see above), the initial recognition and subsequent measurement of the debt component of the convertible debentures was unchanged on transition to IFRS.

(d)           Foreign currency translation

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under Canadian GAAP, all the Company’s entities had U.S. dollar functional currencies.

Under IFRS, the Company will continue with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS. The project was considered an integrated operation under Canadian GAAP.

(e)           Decommissioning liabilities (Reclamation and closure cost obligations)

IFRS requires provisions to be updated at each statement of financial position date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP required the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure costs obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (see IFRS 1 above).

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

Under Canadian GAAP, the unwinding of the discount was presented as an operating expense. Under IFRS, the unwinding of the discount is presented as a finance cost. Adjustments were required in the Company’s 2010 income statements to reclassify these amounts to finance costs and to adjust the Canadian GAAP amounts to the IFRS amounts.

(f)           Property, plant and equipment

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

(g)           Reversal of impairment loss

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses were not permitted under Canadian GAAP.

The Company increased the carrying value of the Amapari property to reverse an impairment charge that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010. As the Amapari property was held for sale at January 1, 2010, the adjustment resulted in an increase to assets of operations held for sale.

(h)           Interest and penalties related to income taxes payable

IFRS does not permit interest and penalties related to income taxes to be classified as income and mining taxes payable.

(i)           Provisions

IFRS requires provisions to be disclosed separately from other liabilities.

(j)           Share purchase warrants

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair values being included in the consolidated income statement.  Under Canadian GAAP, all the Company’s outstanding share purchase warrants were classified and accounted for as equity.

(k)           Deferred taxes

Under Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to Note 25 (j) above), a deferred tax asset is required to be recognized on disposition of the notes.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
March 31, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25.	First time adoption of IFRS (continued)

(l)           Deferred taxes

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under Canadian GAAP, a deferred tax asset or liability was not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations.

(m)           Foreign currency IFRS 1 transitional provision

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS. The Company had $1.6m in accumulated other comprehensive income which was reset to zero on transition.

(n)           Share-based payment

Under Canadian GAAP, the Company recognized each share-based payment award as a single pool with a fair value based on the specified vesting period for the overall arrangement. Under IFRS, the fair value of each tranche of a share-based payment award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. In addition, IFRS requires that forfeitures be estimated in advance, whereas a policy choice existed under Canadian GAAP.

(o)           Deferred taxes

Under IFRS, the Company was required to recognize a deferred tax liability on the prepayment option embedded derivative.

(p)           Statement of cash flows

Reclassification adjustments were required in the Consolidated Statement of Cash Flows to conform to the presentation required under IFRS. Interest paid and income taxes paid are presented as separate line items in the Consolidated Statement of Cash Flows, whereas they were previously disclosed as changes in non-cash working capital under Canadian GAAP. Borrowing costs capitalized in relation to qualifying assets are presented as interest paid in operating activities, whereas they were previously included in investing activities. Restricted cash has been included in the cash and cash equivalents balance for IFRS purposes, but was separately reported as restricted cash under Canadian GAAP.

(q)           Other

On transition to IFRS, certain non-material adjustments totaling $18.8 million related to deferred tax liabilities have been made to the amounts previously reported under Canadian GAAP.